SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 05 May 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

5 May 2016
BT GROUP PLC

RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2016

BT Group plc (BT.L) today announced its results for the fourth quarter and year to 31 March 2016.

		Fourth quarter to 31 March 2016 (incl. EE from 29 Jan)		Year to 31 March 2016 (incl. EE from 29 Jan)
		£m	Change	£m	Change
Revenue1		5,656	22%	18,909	6%
Change in underlying revenue2 excluding transit			1.3%		2.0%
EBITDA1		2,076	14%	6,580	5%
Profit before tax	- adjusted1	1,145	11%	3,473	9%
	- reported	893	6%	3,029	15%
Earnings per share	- adjusted1	10.2p	2%	33.2p	5%
	- reported	8.0p	(5)%	29.9p	13%
Full year proposed dividend				14.0p	13%
Normalised free cash flow3		1,519	£252m	3,098	£268m
Net debt				9,845	£4,726m

Gavin Patterson, Chief Executive, commenting on the results, said:

"This has been a landmark year for BT.  We've completed our acquisition of EE, the UK's best 4G mobile network provider, we've passed more than 25m premises with fibre and we've also delivered a strong financial performance.  We've met our outlook with our main revenue4 measure up 2.0%, the best performance for more than seven years.  Our profit before tax1 was up a healthy 9%.

"Customers want to be online wherever they are and we will be there for them.  Our multi-billion pound investment plans will see both fibre and 4G reach 95% of the UK and we won't stop there.  The UK is a digital leader and our investment in ultrafast broadband will help it stay ahead.

"The integration of EE is going well and we now see the opportunity to deliver more synergies than we originally expected, and at a lower cost. And we're reorganising our business to better serve customers both in the UK and internationally.

"We've invested across the business and are seeing good results.  Our BT Sport audiences are up 45 per cent this year following the launch of UEFA Champions League and UEFA Europa League content.  BT Mobile has done well since its launch, building a customer base of over 400,000.  And in the business market, we've seen very strong demand for our cyber security expertise with our security business growing by 24%.

"Customers are benefiting from our investments but we plan to do more when it comes to service, to meet customers' rising expectations.  That's why Openreach is tackling missed appointments, why BT Consumer will be upgrading service levels to next day repair and why we've hired 900 engineers.  We've also recruited more than 900 extra contact centre staff.  This will enable us to return EE and BT Consumer contact centre work to the UK.

"Our strong overall performance for the year is reflected in our full year dividend, which is up 13%.  Our results and the investments we're making position us well to continue to grow in the coming years.  In light of our confidence we are setting out financial and dividend guidance for the next two years."

1 Before specific items. Includes EE from 29 January 2016
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
4 Change in underlying revenue excluding transit

Key points for the fourth quarter:
• Our acquisition of EE completed on 29 January 2016
• Underlying revenue1 excluding transit up 1.3%
• Underlying operating costs2 excluding transit up 2% primarily reflecting our investment in BT Sport Europe
• EBITDA3 up 14% including £261m from EE
• Openreach achieved 415,000 fibre broadband net additions with other service providers connecting 48% of these
• Combined BT and EE broadband4 net additions market share of 81%

Key points for the year:
• Underlying revenue1 excluding transit up 2.0%, our best performance for more than seven years
• EBITDA3 of £6,580m, up 5%, including £261m from EE
• Earnings per share3 up 5%
• Normalised free cash flow5 of £3,098m, up 9%, including £261m impact from EE
• Proposed final dividend of 9.6p, up 13%, giving a full year dividend of 14.0p, also up 13%
• BT Consumer TV customer base grew by 28% to 1.5m
• Fibre broadband available to more than 25m premises

Performance against 2015/16 outlook:
In February we reaffirmed our EBITDA and free cash flow outlook and clarified that we expected underlying revenue excluding transit to grow by 1% to 2%.  This outlook excluded the impact of acquiring EE and we have set out below how we performed on this basis.

	2015/16 outlook	2015/16 performance
Change in underlying revenue1 excluding transit6	Up 1% - 2%	Up 2%
EBITDA3, 6	Modest growth	Up 1%
Normalised free cash flow5, 6	c.£2.8bn	£2,837m
Dividend per share	Up 10% - 15%	Up 13%
Share buyback	c.£300m	£315m

Outlook:
Our outlook for 2016/17 and 2017/18 is as follows:

	2016/17	2017/18
Change in underlying revenue1 excluding transit7	Growth	Growth
EBITDA3	c.£7.9bn	Growth
Normalised free cash flow5	£3.1bn - £3.2bn	>£3.6bn
Dividend per share	≥10% growth	≥10% growth
Share buyback	c.£200m

Our 2016/17 outlook assumes a net investment of around £100m against EBITDA and normalised free cash flow from launching handset offerings to BT Mobile customers.

Also included in the above normalised free cash flow outlook, we expect around £100m of EE integration capital expenditure in each of 2016/17 and 2017/18.  We also expect capital expenditure of up to £300m in 2016/17 and around £100m in 2017/18 relating to the Emergency Services Network contract won by EE in December 2015.

1 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
2  Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals and is before depreciation and amortisation
3  Before specific items
4  DSL and fibre
5 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
6 Excludes the impact of EE
7 Measured as though EE had been part of the group from 1 April 2015, see page 4

GROUP RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2016

	Fourth quarter to 31 March			Year to 31 March
	20161	2015	Change	20161	2015	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted2	5,656	4,639	22	18,909	17,851	6
- reported	5,586	4,709	19	19,042	17,979	6
- underlying revenue3 excluding transit			1.3			2.0
EBITDA
- adjusted2	2,076	1,819	14	6,580	6,271	5
- reported	1,884	1,712	10	6,365	6,018	6
Operating profit
- adjusted2	1,289	1,169	10	3,950	3,733	6
- reported	1,097	1,062	3	3,735	3,480	7
Profit before tax
- adjusted2	1,145	1,030	11	3,473	3,172	9
- reported	893	842	6	3,029	2,645	15
Earnings per share
- adjusted2	10.2p	10.0p	2	33.2p	31.5p	5
- reported	8.0p	8.4p	(5)	29.9p	26.5p	13
Full year proposed dividend				14.0p	12.4p	13
Capital expenditure	776	678	14	2,650	2,326	14
Normalised free cash flow4	1,519	1,267	20	3,098	2,830	9
Net debt				9,845	5,119	£4,726m

Line of business results2

	Revenue			EBITDA			Free cash flow4
Fourth quarter to 31 March	20161	2015	Change	20161	2015	Change	20161	2015	Change
	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,753	1,789	(2)	366	347	5	545	599	(9)
BT Business	821	805	2	307	277	11	243	229	6
BT Consumer	1,192	1,100	8	311	317	(2)	150	207	(28)
EE	1,055	0	n/m	261	0	n/m	310	0	n/m
BT Wholesale	509	571	(11)	140	174	(20)	104	93	12
Openreach	1,290	1,266	2	700	698	0	401	394	2
Other and intra-group items	(964)	(892)	8	(9)	6	(250)	(234)	(255)	(8)
Total	5,656	4,639	22	2,076	1,819	14	1,519	1,267	20
Year to 31 March
BT Global Services	6,530	6,779	(4)	1,048	1,047	0	475	349	36
BT Business	3,130	3,145	0	1,076	1,041	3	819	874	(6)
BT Consumer	4,598	4,285	7	1,037	1,031	1	762	813	(6)
EE	1,055	0	n/m	261	0	n/m	310	0	n/m
BT Wholesale	2,086	2,157	(3)	542	561	(3)	404	278	45
Openreach	5,100	5,011	2	2,664	2,600	2	1,419	1,502	(6)
Other and intra-group items	(3,590)	(3,526)	2	(48)	(9)	433	(1,091)	(986)	11
Total	18,909	17,851	6	6,580	6,271	5	3,098	2,830	9

     1 Includes EE from 29 January 2016
     2 Before specific items.  Specific items are defined in Note 4 to the condensed consolidated financial statements
     3 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals

4 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments.  Line of business operating cash flows exclude interest, tax and intergration capital expenditure which are classified within Other n/m = not meaningful

Notes:

1. Our commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence.  In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable with similarly titled measures used by other companies.  Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.  Reconciliations of reported to adjusted revenue, operating costs and operating profit are set out in the Group income statement.  Specific items are set out in Note 4.  Reconciliations of EBITDA, adjusted profit before tax and adjusted EPS to the nearest measures prepared in accordance with IFRS are provided in Notes 8, 9 and 10 respectively.

2.Trends in underlying revenue, trends in underlying operating costs, and underlying EBITDA are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We focus on the trends in underlying revenue and underlying operating costs excluding transit as transit traffic is low-margin and is affected by reductions in mobile termination rates. Given the significance of the EE acquisition to the group, in 2016/17 we will calculate underlying revenue excluding transit as though EE had been part of the group from 1 April 2015.  This is different from how we usually adjust for acquisitions, and is the basis for our 2016/17 outlook.

Enquiries

Press office:
Ross Cook                                                                                                             Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                                                    Tel: 020 7356 4909

We will hold the fourth quarter and full year 2015/16 results presentation for analysts and investors in London at 9.30am today and a simultaneous webcast will be available at www.bt.com/results

We expect to publish the BT Group plc Annual Report & Form 20-F 2016 on 19 May 2016.  The Annual General Meeting of BT Group plc will be held at The Motorpoint Arena, Mary Ann Street, Cardiff, CF10 2EQ, on 13 July 2016 at 10:30am.

We expect to announce our results for the first quarter to 30 June 2016 on 28 July 2016.

About BT
BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in more than 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.   As at 31 March 2016, BT consisted principally of six customer-facing lines of business: BT Global Services, BT Business, BT Consumer, EE, BT Wholesale and Openreach.  With effect from 1 April 2016, the group has been reorganised and the customer-facing lines of business are now: Global Services, Business and Public Sector, Consumer, EE, Wholesale and Ventures, and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.  For more information, visit www.btplc.com.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/3014X_-2016-5-5.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 05 May 2016